State Street Navigator Securities Lending Trust
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

Via EDGAR Correspondence

March 28, 2013

Mr. Jeff Long
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Navigator Securities Lending Trust (the “Trust”), SEC File No. 811-07567
Comments Pursuant to Review of N-CSR Filing for Fiscal Year Ended 12/31/11 (the “Filing”)

Dear Mr. Long:

This letter is in response to the comments you provided via telephone to Ryan M. Louvar of State Street Bank and Trust Company, the Trust’s administrator, on February 21, 2013, with respect to the Filing, which was filed via EDGAR with the Securities and Exchange Commission on March 7, 2012.

Comment:  Certifying officers of the Trusts (“Certifying Officers”) signed the certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002 on February 17 and February 23, 2012 (“302 Certification”), while the “Report of Independent Registered Public Accounting Firm” was signed on February 27, 2012 (the “Report”).  Please confirm that the Certifying Officers are comfortable signing the 302 Certification prior to the signing of the Report by the Independent Registered Public Accounting Firm (“Audit Firm”).

Response:  The Trust has adopted “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting” in order to assist the Certifying Officers in the discharge of their responsibilities including, among other matters, signing the required 302 Certification.  While the Certifying Officers may rely upon the Report prior to executing their certifications, including the 302 Certification, there is no requirement that they do so, although the Certifying Officers do maintain close lines of communication with the Audit Firm through the date of the Report.   Accordingly, after conferring with the Certifying Officers, the Certifying Officers remain comfortable signing the 302 Certification prior to the Audit Firm’s execution of the Report.

Comment:  On page 6 of the annual report included in the Filing, under “Other Repurchase Agreements,” the disclosure indicates that such repurchase agreement was “(collateralized by 46 domestic and foreign equity securities valued at $486,016,206).”  Please indicate in your response what these 46 securities are comprised of and whether the Trust intends to include such detail in future reports.

Response:  The Trust included detailed information about each of the referenced 46 domestic and foreign equity securities in its Form N-MFP filing for the period ended December 31, 2011, which was filed with the SEC on January 5, 2012 (SEC Accession No. 0001145549-12-000113) and is publicly available.  To the extent the Trust continues to enter into repurchase agreements backed by this type of collateral, the Trust  intends to include similar detail in future Form N-MFP filings, rather than in the N-CSR filing, where such detail is not required.

Please do not hesitate to contact the undersigned at (617) 662-3967 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Mark E. Tuttle
Mark E. Tuttle
Vice President and Counsel
State Street Bank and Trust Company,
on behalf of the Trust as the Trust’s administrator

EXHIBIT

March 28, 2013

Mr. Jeff Long
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Navigator Securities Lending Trust (the “Trust”), SEC File No. 811-07567
Comments Pursuant to Review of N-CSR Filings for Fiscal Year Ended 12/31/11 (the “Filing” and collectively, the “Filing”)

Dear Mr. Long:

In connection with the Filing, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in its Filing;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Filing; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on February 21, 2013.  Please do not hesitate to contact the undersigned at (617) 662-3967 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Mark E. Tuttle
Mark E. Tuttle
Vice President and Counsel
State Street Bank and Trust Company,
on behalf of the Trust as the Trust’s administrator

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